SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                   (Mark One)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                [NO FEE REQUIRED]


                 For the transition period from.......to.......


                          Commission file number 1-1228




                  Employee Investment Plan of Stone & Webster,
                   Incorporated and Participating Subsidiaries
                            (Full title of the Plan)




                          Stone & Webster, Incorporated
                 245 Summer Street, Boston, Massachusetts 02210
                                 (617) 589-5111
             (Name of issuer of the securities held pursuant to the
             Plan and the address of its principal executive office)

                              REQUIRED INFORMATION


The Statements of Net Assets Available for Benefits of the Plan as of December 31, 1999 and 1998, and the related Statement of Changes in Net Assets Available for Benefits, and supplemental schedule for the year ended December 31, 1999, together with the Report and Consent of Independent Accountants, are attached and filed herewith.





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER,
                                  INCORPORATED AND PARTICIPATING SUBSIDIARIES



                                  By   /S/  JAMES P. JONES
                                       -----------------------------------------
                                       James P. Jones
                                       Secretary of the Committee under the Plan


Date:  June 28, 2000

                            EMPLOYEE INVESTMENT PLAN
                        of STONE & WEBSTER, INCORPORATED
                         and PARTICIPATING SUBSIDIARIES

                          INDEX OF FINANCIAL STATEMENTS
                            and SUPPLEMENTAL SCHEDULE


                                                                          Pages
                                                                          -----

Report of Independent Accountants                                           4

Financial Statements:
  Statement of Net Assets Available for Benefits as of December 31,
   1999 and 1998                                                            5

  Statement of Changes in Net Assets Available for Benefits for the
   Year Ended December 31, 1999                                             6

  Notes to Financial Statements                                            7-12

Supplemental Schedule:
  Schedule of Assets Held for Investment Purposes at December 31,
   1999                                                                    13

                        REPORT OF INDEPENDENT ACCOUNTANTS

                                    ________


To the Participants and Committee under the Employee Investment Plan of Stone & Webster,
Incorporated and Participating Subsidiaries:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As described in Note 9 to the financial statements, on June 2, 2000, the Plan's sponsor, Stone & Webster, Incorporated and certain of its subsidiaries, filed voluntary petitions for relief under chapter 11, title 11 of the United States Code. The Company's auditors have issued an audit report on the Company's financial statements at December 31, 1999 and for the year then ended which indicated substantial doubt about the Company's ability to continue as a going concern throughout the following year.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed on the accompanying index on page 3 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                              /S/  PricewaterhouseCoopers LLP
                                              ----------------------------------

Boston, Massachusetts
June 9, 2000

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                         (All amounts are in thousands)


                                                    December 31,    December 31,
                                                       1999            1998
                                                    ------------    ------------

Assets:
 Investments (Note 2)                                $437,720        $362,106
 Due from broker for securities sold                        1              42
 Cash                                                      10               5
                                                     --------        --------

Total Assets                                          437,731         362,153
                                                     --------        --------



Liabilities:
 Due to broker for securities purchased                     7              13
 Administrative expenses payable                           42              42
                                                     --------        --------
Total Liabilities                                          49              55
                                                     --------        --------

Net Assets Available for Benefits                    $437,682        $362,098
                                                     ========        ========



   The accompanying notes are an integral part of these financial statements.

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 1999
                         (All amounts are in thousands)

                                                                  1999
                                                                  Total
                                                                  -----

Additions to net assets attributed to:
 Investment income:
  Net appreciation in fair value of investments                 $ 89,566
  Interest                                                           427
  Dividends                                                       25,667
                                                                --------
                                                                 115,660
                                                                --------
 Contributions:
  Participant                                                     18,854
  Employer                                                         2,026
                                                                --------
                                                                  20,880
                                                                --------

      Total additions                                            136,540
                                                                --------

Deductions:
 Deductions from net assets attributed to:
   Benefits paid to participants                                  60,914
   Administrative expenses                                            42
                                                                --------

      Total deductions                                            60,956
                                                                --------

 Net increase                                                     75,584
                                                                --------

 Net assets available for benefits:
   Beginning of year                                             362,098
                                                                --------
   End of year                                                  $437,682
                                                                ========


   The accompanying notes are an integral part of these financial statements.

       EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

                     NOTES TO FINANCIAL STATEMENTS
                 (All dollar amounts are in thousands)

(1)  Plan Description:

General:

The following description of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Employee Savings Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Original Plan") was created by action of the Board of Directors of Stone & Webster, Incorporated on September 17, 1969 and by the Board of Directors of certain subsidiaries of Stone & Webster, Incorporated (the "Participating Subsidiaries") on various dates subsequent thereto. Stone & Webster, Incorporated and the Participating Subsidiaries are collectively referred to herein as the "Participating Companies". The Original Plan became effective January 1, 1970. The Original Plan was approved by the stockholders of Stone & Webster, Incorporated (the "Company") at the annual meeting of stockholders of the Company held on May 14, 1970 and subsequent thereto has been amended from time to time. As of July 1, 1983, the Original Plan was amended and restated and the name was changed to the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries (the "Plan").

The Plan is a voluntary defined contribution plan covering eligible employees of the Participating Companies. The objectives of the Plan are (1) to enable employees to accumulate income and capital by means of their own regular savings augmented by contributions by the Participating Companies, (2) to encourage ownership by employees of the Common Stock of the Company, thereby strengthening their interest in its progress and (3) to attract and retain capable personnel. There were approximately 3,300 and 3,800 employee participants at December 31, 1999 and 1998, respectively.

The Plan is administered through the trustee and by a committee consisting of directors of the Company, a majority of whom are outside directors (the "Committee"). The trustee under the Plan is Putnam Fiduciary Trust Company ("Putnam"), Putnam Place, 859 Willard Street, Quincy, Massachusetts 02269. Putnam serves as the single provider of trusteeship, investment management, recordkeeping and other related services for the Plan.

Contributions:

Contributions are held by the trustee and accumulated in separate participant accounts. Each participant may have contributed on his or her behalf an amount equal to up to 15% of compensation received from a Participating Company for qualified employment, including payments made under any established plan providing for incentive compensation, but excluding special or extra compensation and bonuses, on a before-tax basis as a salary reduction investment contribution under Section 401(k) of the Internal Revenue Code ("IRC") or may contribute the same as an after-tax investment contribution under Section 401(a) of the IRC. The total of before-tax and after-tax contributions may not exceed 15% of eligible compensation. All participant contributions are made by payroll deduction. A participant may modify his or her before-tax and after-tax contributions, including suspension of contributions, as of the first day of any month.

The aggregate before-tax investment contributions and aggregate of all other investment contributions in any year are subject to certain limitations necessary to comply with the IRC. In order to prevent such limitations from being exceeded, the Committee under the Plan may limit the percentage or amount of compensation which may be contributed by or on behalf of certain highly compensated employees as after-tax or before-tax investment contributions. Under the IRC, before-tax contributions to qualified cash or deferred arrangements are not included in the employee's gross income for that year. The employee's liability for income tax on such contributions is deferred until such contributions are withdrawn from the Plan.

Concurrent with the payment to the trustee of the contribution made by or on behalf of the participant, a Participating Company will voluntarily pay to the trustee for such participant's company accounts an amount equal to 25% of the first 5% of the compensation contributed by or on behalf of the employee, such contribution being hereinafter referred to as the "matching" contribution. Other additional Participating Company contributions may, at the discretion of the Board of Directors of the Company, be paid on or about the end of the calendar year to the trustee for the Company accounts of each then active member.

Under the terms of the Plan, forfeitures are used to reduce subsequent Company contributions. Employer contributions reflect a reduction of $160 for the year ended December 31, 1999 for forfeitures as described in Article IV of the Plan.

Vesting:

Plan earnings and losses are allocated to participant accounts relative to the participant's account balance in each respective fund.

Employees are always fully vested in their before-tax and after-tax investment accounts and in the Company matching contributions on the first 1% of their investments. The Company matching contributions on the next 4% of employee investments vest upon completion of five years of service, or, earlier upon death, disability or attainment of age 65.

Investment Options:

There are thirteen investment funds established pursuant to the Plan as of December 31, 1999: (1) Stone & Webster Stock Fund (3,634 participant accounts), invested by the trustee solely in Common Stock of the Company; (2) the Putnam Voyager Fund (2,697 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of small to medium-sized companies with the potential for above-average sales and earnings growth and larger, well-established companies that show near-term growth potential; (3) the Stone & Webster Stable Value Fund (1,952 participant accounts), invested in a portfolio consisting of guaranteed investment contracts; (4) the Putnam OTC & Emerging Growth Fund (2,323 participant accounts) invested in a mutual fund consisting primarily of a portfolio of common stocks of small to medium-sized companies that have potential for capital appreciation greater than market averages; (5) the Putnam S&P 500 Index Fund (1,264 participant accounts), invested in a collective income trust that invests in the 500 stocks that make up the Standard & Poor's 500 Composite Index; (6) the Putnam Investors Fund (1,285 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks of larger, well-established companies; (7) The George Putnam Fund of Boston (799 participant accounts), invested in a mutual fund consisting primarily of a portfolio of stocks and bonds that seek to produce both capital growth and current income; (8) the Putnam Global Growth Fund (903 participant accounts), invested in a mutual fund consisting primarily of a portfolio of U.S. and international common stocks; (9) the Putnam Growth & Income Fund II (271 participant accounts), invested in a mutual fund consisting primarily in "bargain stock" - attractively priced, dividend paying stocks of large and mid-size companies that offer the potential for a total return; (10) the Putnam Income Fund (103 participant accounts), invested in a mutual fund consisting primarily of a portfolio of quality corporate and government bonds that pay a rate of interest in regularly scheduled payments; (11) the Putnam Asset Allocation Growth Portfolio (99 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations; (12) the Putnam Asset Allocation Balanced Portfolio (92 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations; (13) the Putnam Asset Allocation Conservative Portfolio (91 participant accounts), invested primarily in a portfolio of strategic allocation of both equity and fixed income investments, the equity class invests primarily in growth and value stocks, fixed income class invests primarily of fixed income investments, including both U.S. and foreign government obligations and corporate obligations.

Investment accounts for before-tax and after-tax contributions are maintained for each member; if a member chooses to allocate contributions to more than one Fund, the allocation between Funds within each account must be in multiples of 1% of contributions.

All nonparticipant-directed amounts represent Participating Company matching contributions. Prior to June 1, 2000, all matching contributions were invested in the Stone & Webster Stock Fund. Starting June 1, 2000, such contributions are invested in the Stable Value Fund in accordance with an amendment to the Plan, and cannot be transferred out of the Stone & Webster Stock Fund. Purchases of Common Stock of the Company may be made by the trustee in the open market or from private sources (other than from Directors and Officers of the Company) or from treasury shares or authorized but unissued shares, or such stock may be contributed to the trustee by the Company. It is the understanding of the Company that acquisitions of stock by the trustee for the Stone & Webster Stock Fund have been made in the open market and from another Company qualified plan, the Employee Stock Ownership Plan. No such acquisitions have been made of treasury shares or authorized but unissued shares, nor has any such stock been contributed by the Company to the trustee, to the date hereof. In the event that any Common Stock of the Company is obtained by the trustee from the Company through purchase or contributions, it is the policy of the Company that such shares be valued for purposes of the Plan at the then current market value of the Common Stock of the Company. The Stone & Webster Stock Fund comprises participant-directed and nonparticipant-directed amounts. Participant-directed amounts represent employee contributions.

Loans:

The Plan contains a loan provision under which employees may borrow as much as 50% of their vested account balance up to a maximum of fifty thousand dollars. The minimum loan is one thousand dollars. The term of these loans is a minimum of one year, with a maximum of five years, or fifteen years if used to purchase a primary residence. The interest rate for loans is the prime rate, as recorded on the first day of the month by The Wall Street Journal, plus 1%. The loans are collateralized by the balance in the participant's account. The interest rate on loans ranged from 8.75% to 9.50% during 1999.

Payment of Benefits:

Upon termination of employment for any reason, employees are entitled to receive the value of their vested accounts as of the date that the recordkeeper receives the completed participant request for distribution. Benefit payments may be deferred by a participant to a date which is not later than the end of the year in which the participant attains age 70. Terminating employees may elect to receive a lump-sum payment or to receive payments in installments over a period not to exceed 10 years. Prior to termination of service, employees may make withdrawals from their after-tax investment accounts. Employees who have attained age 59 1/2 may make withdrawals from their before-tax investment accounts. A member who has not yet attained age 59 1/2 may make withdrawals from his before-tax investment accounts only for reasons of hardship. In April 1998, the Plan eliminated mandatory distributions to active employees over age 70 1/2. Withdrawals may be made as of any daily valuation date.

(2)  Summary of Significant Accounting Policies:

Method of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation:

Investments, exclusive of temporary investments and guaranteed investment contracts, are stated at fair value and are valued at the closing market prices on the last business day of the year. Temporary investments are valued at cost, which approximates fair value as reported by the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Guaranteed investment contracts, which are fully benefit responsive, are valued at contract value which approximates fair value. Participant loans are valued at cost which approximates fair value.

Security Transactions and Related Investment Income:

Purchases and sales of securities are recorded on a trade-date basis. Gains or losses on sales of securities are determined on an average-cost basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Contributions:

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made.

Payment of Benefits:

Payment of benefits and withdrawals are recorded when paid.

Expenses:

Expenses of the Plan, other than investment management fees relating to the Stable Value Fund which are being paid from the Plan assets, are borne by the Participating Companies.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in stocks, bonds, fixed income securities, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, credit and, with respect to certain non-U.S. securities, currency and political risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Financial Statement Presentation:

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)  Investments:

The following table presents Plan investments held at December 31, 1999 and 1998 that represent 5% or more of the net assets available for benefits:

                                                   December 31,     December 31,
Investments at Fair Value                             1999             1998
-------------------------                          ------------     ------------

Stone & Webster, Incorporated Common Stock*         $ 21,569         $46,288
Putnam Voyager Fund                                  127,238          96,903
Putnam OTC & Emerging Growth Fund                    117,006          62,663
Putnam Investors Fund                                 28,551          24,692
Putnam S&P 500 Index Fund                             24,074          18,794

*Partially nonparticipant-directed

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $89,566 as follows:

Mutual Funds                                               $107,374
Common Stock                                                (21,934)
Collective Trusts                                             4,126
                                                           --------
                                                           $ 89,566
                                                           ========

Nonparticipant-Directed Investments
-----------------------------------

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                   December 31,     December 31,
                                                      1999             1998
                                                   ------------     ------------

Net Assets:
 Stone & Webster, Incorporated Common Stock         $15,123          $31,823
                                                    =======          =======

                                             Year Ended
                                         December 31, 1999
                                         -----------------
Changes in Net Assets:
  Contributions                               $  2,026
  Dividends                                        416
  Net depreciation                             (15,342)
Benefits paid to participants                   (3,800)
                                              --------
                                              $(16,700)
                                              ========

(4)  Guaranteed Investment Contracts:

The Stable Value Fund is administered so that the interest rate earned on all contributions and transfers is a blended rate, based on the weighted average of the different guaranteed investment contracts and government securities in the fund. This blended rate varies depending on the amounts invested in future years under the various contracts obtained and on the timing of all investments. The blended interest rate in the Stable Value Fund was 6.17% at December 31, 1999 and the average interest rate for the year ended December 31, 1999 was 6.68%. Guaranteed investment contracts are generally referred to as "guaranteed" contracts because the insurance company or other financial institution issuing the contract agrees to pay an amount equal to the contributions, plus interest at a fixed rate for a given period of time. However, contributions are deposited with the contract issuer and become part of its general assets. The obligation of the contract issuer to make the agreed payments is not secured, and it is not insured or guaranteed by any third party. Financial instruments which potentially subject the Plan to concentrations of credit risk consist principally of contracts with insurance companies. The Plan is exposed to credit risk in the event of nonperformance by the companies in which those investments are held. The Plan administrator does not anticipate nonperformance by any of the insurance companies. The Plan placed its guaranteed investment contracts with high-credit quality contracts issuers as measured by independent credit rating companies and, by policy, limits the amount of credit exposure to any one issuer.

(5)  Credit Risks:

The Plan invests primarily in equity and fixed income funds and trusts. The investment managers invest in a large number of corporations, industries and other instruments in an attempt to limit exposure to significant loss. The funds and trusts maintain a diverse portfolio of common stock across various industry groups and a broad range of debt securities in terms of maturity and industry groups in order to maintain diversity in the plan's investments.

The Plan is subject to risk of loss to the extent of its holdings in these funds.

(6)  Related Party Transactions:

The Stone & Webster Stock Fund invests in common shares of Stone & Webster, Incorporated, the ultimate parent of the Participating Subsidiaries. As such, these transactions qualify as party-in-interest transactions. The Plan purchased common shares of Stone & Webster, Incorporated amounting to $6,529 and $13,305 during 1999 and 1998, respectively. The Plan sold common shares of Stone & Webster, Incorporated amounting to $1,229 and $42,437 during 1999 and 1998, respectively.

Plan investments include mutual funds and investment portfolios managed by Putnam Investments. Since the Plan's trustee and recordkeeper are entities owned and controlled by Putnam, transactions involving the funds and portfolios qualify as party-in-interest transactions. In addition, loans to participants (employees of the Company) qualify as party-in-interest transactions.

(7)  Tax Status:

The Internal Revenue Service has issued a determination that the Plan, which includes provisions under section 401(k) of the IRC, meets the requirements of section 401(a) of the IRC and therefore is exempt from Federal income taxes under section 501(a) of the IRC.

The Plan obtained its latest determination letter on July 13, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)  Termination and Extension of the Plan:

It is the desire of the Participating Companies that the Plan continue indefinitely. However, the Company reserves the right to modify or terminate the Plan at any time by action of the Board of Directors of the Company (the "Board"). In the event of a termination of the Plan, all employees' company accounts with respect to contributions made by the Participating Companies not theretofore vested will become vested and will be valued as of the end of the calendar quarter following termination. The Trust will continue after termination of the Plan, and will be administered as if the Plan were otherwise in full force and effect. The amounts in members' accounts will be distributed as determined by the Board of Directors of the Company. Also, any Participating Company may, with the consent of the Board of Directors of the Company, at any time, modify or discontinue the Plan as to it or as to any segment of its employees.

(9)  Subsequent Events:

On June 2, 2000, Stone & Webster, Incorporated and certain of its subsidiaries filed voluntary petitions for relief under chapter 11, title 11 of the United States Code. In addition, on June 1, 2000, the Plan was amended to provide that after May 31, 2000, all matching contributions would be invested in the Stable Value Fund. Prior to such amendment, such contributions were invested in the Stone & Webster Stock Fund. Since December 31, 1999, the Plan has experienced a significant decline in the value of the Plan's investment in Stone & Webster, Incorporated Common Stock. The Stone & Webster, Incorporated Common Stock currently trades on the OTC Bulletin Board and in the "pink sheets."

            EMPLOYEE INVESTMENT PLAN OF STONE & WEBSTER, INCORPORATED
                         AND PARTICIPATING SUBSIDIARIES

               Schedule of Assets Held for Investment Purposes at
                                December 31, 1999

                                                                                                                     Current
Identity of issuer                         Description of Investment                     Shares       Cost            Value
------------------                         -------------------------                     ------       ----           -------

Stone & Webster, Incorporated**            Common Stock                                  1,282,894    $36,725,000    $ 21,568,665

Shares of registered investment companies:
Putnam Fiduciary Trust Company**           Putnam Voyager Fund                           4,026,516                    127,238,114
Putnam Fiduciary Trust Company**           Putnam OTC & Emerging Growth Fund             3,126,820                    117,005,900
Putnam Fiduciary Trust Company**           Putnam Investors Fund                         1,483,148                     28,550,790
Putnam Fiduciary Trust Company**           The George Putnam Fund of Boston                760,951                     12,411,110
Putnam Fiduciary Trust Company**           The Putnam Global Growth Fund                   778,934                     14,753,011
Putnam Fiduciary Trust Company**           Putnam Income Fund                              224,623                      1,433,096
Putnam Fiduciary Trust Company**           Putnam Growth & Income Fund II                  197,494                      2,446,954
Putnam Fiduciary Trust Company**           Putnam Asset Allocation: Growth Fund             66,092                      1,010,541
Putnam Fiduciary Trust Company**           Putnam Asset Allocation: Balanced Fund           94,465                      1,225,214
Putnam Fiduciary Trust Company**           Putnam Asset Allocation: Conservative Fund      200,193                      2,114,041

Shares of collective investment trusts:
Putnam Fiduciary Trust Company**           Putnam S&P 500 Index Fund                       688,999                     24,073,632

Money market fund:
The Boston Company                         Short-term Investment Fund                           --                      7,249,553

Guaranteed investment contracts:
AIG Life Insurance Company                 Maturity Date: 08/15/02                              --                      1,496,376
Allstate Life Ins. Co.                     Maturity Date: 06/29/01                              --                      1,323,701
Business Men's Assurance                   Maturity Date: 03/30/01                              --                      3,800,775
Continental Assurance Companies            Maturity Date: 05/15/01                              --                      3,516,810
GE Life & Annuity Assurance Co.            Maturity Date: 11/01/02                              --                      2,020,525
GE Life & Annuity Assurance Co.            Maturity Date: 03/17/03                              --                      3,146,951
Jackson National Life                      Maturity Date: 12/17/01                              --                      1,503,905
John Hancock Mutual Life                   Maturity Date: 09/17/01                              --                      2,067,341
Massachusetts Life Insurance Co.           Maturity Date: 06/15/04                              --                      3,051,293
Metropolitan Life Insurance Co.            Maturity Date: 12/16/02                              --                      1,504,261
Monumental Life Insurance Co.              Maturity Date: 09/16/02                              --                      5,101,612
New York Life                              Maturity Date: 03/31/00                              --                      2,589,555
Pacific Life                               Maturity Date: 02/15/02                              --                      4,079,252
Principal Life Insurance Company           Maturity Date: 06/28/01                              --                      1,956,245
Protective Life Insurance Co.              Maturity Date: 12/28/00                              --                      1,979,220
Protective Life Insurance Co.              Maturity Date: 06/17/02                              --                      3,088,306
Rabobank Nederland                         Maturity Date: 05/15/02                              --                      1,510,312
Rabobank Nederland                         Maturity Date: 04/15/03                              --                      2,482,922
Rabobank Nederland                         Maturity Date: 09/15/04                              --                      4,003,808
Security Life of Denver                    Maturity Date: 09/16/02                              --                      3,283,236
Security Life of Denver                    Maturity Date: 12/15/04                              --                      3,008,676
SunAmerica Life Insurance Company          Maturity Date: 06/30/00                              --                      3,230,447
The Travelers                              Maturity Date: 09/29/00                              --                      2,542,573
The Travelers                              Maturity Date: 09/15/03                              --                      4,069,563
Transamerica Life Insurance and Annuity    Maturity Date: 11/06/01                              --                      2,007,770
Transamerica Occidental                    Maturity Date: 09/17/01                              --                      2,005,355
United of Omaha Life Insurance Co.         Maturity Date: 08/31/02                              --                      1,508,574

Loans to participants (interest rates from 7.0% to 13.0%)                                       --                      4,759,590
                                                                                                                     ------------
                                                                                                                     $437,719,575
                                                                                                                     ============
**Party-in-interest to the Plan.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

                                    ________


We hereby consent to the incorporation by reference in the Registration Statement of Stone & Webster, Incorporated and Participating Subsidiaries on Form S-8 (File No. 333-19829) of our report dated June 9, 2000 relating to the financial statements and supplemental schedule of the Employee Investment Plan of Stone & Webster, Incorporated and Participating Subsidiaries as of December 31, 1999 and 1998, and for the year ended December 31, 1999, which appears in this Form 11-K.



                                           /S/  PricewaterhouseCoopers LLP
                                           -------------------------------------



Boston, Massachusetts
June 28, 2000